# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mobilicom Ltd, CIK 0001898643
CUSIP: Q6297L120
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 459 COLLINS STREET, LEVEL 21, MELBOURNE, Australia (C3), 3000
Date of event which requires filing of this statement: 04/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 813,159; shared voting power 0; sole dispositive power 813,159; shared dispositive power 0; aggregate amount beneficially owned 813,159 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Mobilicom Ltd
Address of issuer's principal executive offices: 1 Rakefet Street, Shoham, Israel 6083705

## Item 2. Person Filing
Name of person filing: Jorey Chernett (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Citizenship: US.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on the date hereof, the Reporting Person beneficially owned 813,159 shares of Ordinary Shares, no par value per share, of the Issuer (the "Shares").
Percent of class:
The aggregate percentage of Shares owned by the Reporting Person is based upon is based upon 12,633,371 of the Issuer's shares of Ordinary Shares outstanding as of March 22, 2026, as set forth in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2026.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 6.4% of the outstanding Shares.

(c) Number of shares as to which the person has:
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (07/10/2026)